02046676

SEC #1-13812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 2 0 2002 WASH. D.C. 155 SECTION

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of September 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

PROCESSED SEP 2 4 2002 THOMSON FINANCIAL

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X____

Exhibit Index on Page 3

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

By: K. Church
Kathryn Church
Corporate Secretary

Dated: September 19, 2002

02

Exhibit Index

Exhibit Number	Exhibit Description	Sequential Page No.
1	Press Release dated September 19, 2002	4
2	Report to Shareholders	7
3	Unaudited Financial Statements for first quarter period ended July 31, 2002	10

PACIFIC RIM MINING CORP.

PMU News Release #02-13
TSX, AMEX Symbol PMU

September 19, 2002

PACIFIC RIM MINING CORP. ANNOUNCES FIRST QUARTER RESULTS

Pacific Rim Mining Corp. is pleased to announce the quarterly financial and operating results for the three months ended July 31, 2002. All figures are expressed in United States dollars unless otherwise stated. Complete quarterly results are available on SEDAR or at the Company's website (www.pacrim-mining.com).

First Quarter Highlights

- The Company realized net income of $844,000 compared to a net loss of $862,000 for the corresponding period a year earlier, largely due to gains from the sale of the Company's Diablillos property in Argentina.
- The Company experienced improved operating results from its participation in the Denton-Rawhide mine due to significant improvement in the prices realized for gold sold ($299 per ounce for the current quarter vs. $270 per ounce for the year earlier quarter) and an improvement in cash operating costs ($228 per ounce for the current quarter vs. $243 per ounce for the year earlier quarter).
- The Company's working capital position has improved significantly ($10.3 million at July 31, 2002 compared to $8.6 million at April 30, 2002) as a result of the April 11, 2002 amalgamation of Dayton Mining Corporation and Pacific Rim Mining Corp. and the assets and synergies that each of these predecessor companies contributed to the new Company.
- The healthy working capital position and a positive outlook for precious metal prices enabled the Company to commence a $1 million diamond drill program on the El Dorado gold project in El Salvador during the quarter. The Company's current cash position is adequate to fund expenditures well beyond the current program at El Dorado, should results of the Phase 1 drill program warrant further exploration. The Company is financially able to aggressively pursue new exploration opportunities as they arise such as the recently announced La Calera and Cerro Gaspar property acquisitions.

"The first quarter results reflect, in part, the financial benefits of Pacific Rim's merger with Dayton Mining Corporation," states Catherine McLeod-Seltzer, President. "Of course, the advantages of the merger extend beyond the current bottom line, and include Pacific Rim's interest in the El Dorado gold project in El Salvador, which we believe has the potential to host a high-grade, low cost, underground gold operation. Pacific Rim's ongoing program at El Dorado and other exploration initiatives are supported by the Company's strong financial position. Our objective is the discovery of additional gold resources that can underscore Pacific Rim's position as a new force in the gold industry."

Pacific Rim's $1.7 million improvement in earnings for the quarter as compared to the corresponding period a year earlier is comprised of $1.6 million of net gains recorded on the sale of the Diablillos property in

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1-888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

04

Argentina, a $0.3 million improvement in the Company's share of operating results at the Denton-Rawhide mine (2002 - $0.1 million loss, 2001 - $0.4 million loss) and $0.2 million of receipts received from the Andacollo creditors plan (2002 - $0.2 million, 2001 - nil) all offset by $0.4 million of increased exploration expenditures mainly on the El Dorado property (2002 - $0.6 million, 2001 - $0.2 million).

Cash flows for the quarter were $1.5 million greater than for the corresponding year earlier period, mainly due to the $1.8 million realized on the sale of securities received as proceeds from the sale of the Diablillos property.

Working capital has improved by $1.7 million from $8.6 million at April 30, 2002 to $10.3 million at July 31, 2002 once again largely due to the proceeds received on the sale of the Diablillos property.

Pacific Rim's 49% share of metal production at Denton-Rawhide for the first quarter ended July 31, 2002 was 11,134 ounces of gold and 103,170 ounces of silver at cash production costs of $228 per ounce of gold produced. Production for the comparable quarter of 2001 was 13,024 ounce of gold and 95,107 ounces of silver at cash production costs of $243 per ounce of gold produced. Operating efficiencies at the mine continue to improve resulting in lower cash costs in the current quarter than in the corresponding previous quarter. Gold production levels at the mine have decreased compared to the corresponding previous quarter due to a shift to extracting ore that is less amenable to leaching being extracted in the final stages of mining activity at the Denton-Rawhide mine.

On behalf of the board of directors,

"Thomas C. Shrake"

Thomas C. Shrake
CEO

For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

The statements, which are not historical facts contained in this release, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company's filings with the U.S. securities and Exchange Commission.
The TSX and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

PACIFIC RIM
MINING CORP.

Quarterly Report to Shareholders
July 31, 2002 Unaudited Financial Statements

Symbol: PMU
CUSIP: 694915208
SEC File No. 1-13812

Head Office:
#2393 - 595 Burrard Street,
Vancouver, B.C. V7X 1K8

Telephone: (604) 689-1976
Facsimile: (604) 689-1978
Toll free: 1-888-775-7097

Email: bhenderson@pacrim-mining.com
Website: www.pacrim-mining.com

06

September 19, 2002

PACIFIC RIM MINING CORP.

Report to Shareholders

Pacific Rim Mining Corp. (the "Company") is pleased to provide the following update on its activities during and subsequent to the Company's first quarter of fiscal 2003 (May 1, 2002 to July 31, 2002). Pacific Rim focused its energy during the quarter on advancing its El Dorado gold project in El Salvador, in particular with the commencement of a Phase 1 diamond drill program. Tom Shrake, CEO states "We are extremely pleased with the results from El Dorado to date. High-grade gold mineralization has been identified both north and south of the existing Minita resource as well as on other veins in the vicinity, and many high-quality targets remain to be drill tested."

El Dorado Exploration

The Company's exploration activities during the quarter focused on advancing its 100% owned El Dorado gold project in El Salvador. El Dorado hosts a bonanza-type adularia-sericite epithermal system, with a current resource of 799,200 tonnes at an average grade of 13.7 grams per tonne (g/t) gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver. Pacific Rim commenced a compilation of results from previous work on the El Dorado project immediately upon finalization of its merger with Dayton Mining Corporation in April, 2002. This compilation continued during the first quarter, during which time a program of surface mapping and sampling commenced. The compilation and on-going mapping programs resulted in a better understanding of the controls on mineralization in the El Dorado system, and paved the way for the definition of targets for the Company's Phase 1 drill program. In May, 2002, Pacific Rim commenced an approximately 7,000 meter, US$ 1 million diamond drill program on the El Dorado project.

The results from the first four holes of this program have been released to date. They include:

Hole No.	*Vein Tested*	*UTM Northing/Easting*	*Drill hole azimuth /dip (degrees)*	*From (meters down hole)*	*To (meters down hole)*	*Inter-section (meters)*	*True Width (meters)*	*Gold (g/t)*	*Silver (g/t)*
P02-203	*Rosario, Veta Grande*	*301,072/534,463*	*70/54*	*34.5*	*36.8*	*2.3*	*1.89*	*6.81*	*6.6*
				96.15	*97.6*	*1.45*	*1.19*	*31.93*	*257*
				104.8	*105.95*	*1.15*	*0.94*	*24.84*	*163*
P02-204	*Moreno, Varicose*	*301,580/534,508*	*270/54*	*341.6*	*341.85*	*0.25*	*unknown*	*26.78*	*183*
				345.65	*346.2*	*0.55*	*unknown*	*9.39*	*57*
P02-205	*El Dorado, Minita*	*301,578/533,867*	*72/50*	*373.1*	*384.15*	*11.05*	*9.75*	*9.33*	*56*
P02-206	*Moreno, Minita, El Dorado*	*301,304/534,297*	*270/50*	*142.05*	*143.4*	*1.35*	*1.10*	*55.49*	*159*

Details of the drill results are available in the Company's news releases dated July 3, 2002 (NR #02-08) and August 2, 2002 (NR #02-10). The results indicate the presence of high-grade gold mineralization both north and south of the existing Minita resource (which may eventually result in an expansion of this resource) as well as on other veins in the vicinity.

The Phase 1 drill program is currently on-going. Co-incident with drilling, Pacific Rim geologists are continuing surface mapping and sampling, with a particular emphasis on documenting the structural geology of the El Dorado system. This surface work is resulting in the identification of new mineralized veins, many of which are potential targets for future drilling.

New Projects

Pacific Rim acquired two new projects to add to its portfolio in El Salvador. In May, 2002, the Company announced its acquisition of the La Calera project, located approximately 8 kilometers west of El Dorado. In August, 2002, Pacific Rim announced the formation of a joint venture on the Cerro Gaspar project, located approximately 100 kilometers east of El Dorado. Both La Calera and Cerro Gaspar host bonanza epithermal gold vein systems similar to that at El Dorado.

At La Calera, previous workers identified three principal veins. Five trenches dug across the approximately 1 meter-wide Rosa vein, over a strike length of 500 meters, returned assays of between 3.52 g/t gold and 30.77 g/t gold. At Cerro Gaspar, the epithermal system has a known strike length of 5 kilometers. At the south end of the system a banded quartz vein containing high-grade gold mineralization is exposed. A 2.3 meter continuous chip sample across the vein averaged 24.7 g/t gold, and results from historical drilling of the vein include 0.95 meters averaging 26.5 g/t gold and 147 g/t silver; and 0.65 meters averaging 15.6 g/t gold and 67 g/t silver. (Note: The historical results presented above were not generated by Pacific Rim.)

Pacific Rim plans to commence surface exploration of the La Calera and Cerro Gaspar projects, as well as its grassroots El Paisnal project in the coming months, leading to the generation of potential drill targets.

Final Diablillos Payment

Pacific Rim received its final payment from Silver Standard Resources for the Diablillos project during the quarter. In July 2002 Silver Standard issued 142,970 common shares to the Company fulfilling its final two payments of US$ 500,00 due June 30, 2003 and US$ 400,000 due December 31, 2003 required under the terms of the sale agreement. This issuance was based on an average share price of approximately US$ 6.29 per share. The shares have a 4-month hold period expiring October 29, 2002.

Management's Discussion and Analysis of Financial Results and Operating Results

The following discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the three months (quarter) ended July 31, 2002 and 2001.

Financial Performance and Liquidity

The Company's $1.7 million improvement in earnings for the quarter as compared to the corresponding period a year earlier is comprised of $1.6 million of net gains recorded on the sale of the Diablillos property in Argentina, a $0.3 million improvement in the Company's share of operating results at the Denton-Rawhide mine (2002 - $0.1 million loss , 2001 - $ 0.4 million loss) and $0.2 million of receipts received from the Andacollo creditors plan (2002 - $0.2 million, 2001 - nil) all offset by $0.4 million of increased exploration expenditures mainly on the El Dorado property (2002 - $ 0.6 million, 2001 - $0.2 million).

Cash flows for the quarter were $1.5 million greater than for the corresponding year earlier period, mainly due to the $1.8 million realized on the sale of securities received as proceeds from the sale of the Diablillos property.

Working capital has improved by $1.7 million from $8.6 million at April 30, 2002 to $10.3 million at July 31, 2002 once again largely due to the proceeds received on the sale of the Diablillos property.

Operating Results

Pacific Rim's share (49%) of metal production at Denton-Rawhide for the first quarter ended July 31, 2002 was 11,134 ounces of gold and 103,170 ounces of silver at cash production costs of $228 per ounce of gold produced. Production for the comparable quarter of 2001 was 13,024 ounce of gold and 95,107 ounces of silver at cash production costs of $243 per ounce of gold produced. Operating efficiencies at the mine continue to improve resulting in lower cash costs in the current quarter than in the corresponding previous quarter. Gold production levels at the mine have decreased compared to the corresponding previous quarter due to ore that is less amenable to leaching being mined in the final stages of the mining activity at the Denton-Rawhide mine.

National Instrument 43-101

Details of the El Dorado resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled "Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador", dated February 8, 2002. The report is summarized in the Company's Annual Information Form, available on SEDAR.

Pacific Rim's exploration work in El Salvador is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Safe Harbour Statement

The statements, which are not historical facts contained in this report, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company's filings with the U.S. securities and Exchange Commission.

PACIFIC RIM MINING CORP.

Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	July 31 2002 (unaudited)	April 30 2002 (audited)
Assets		
Current assets		
Cash and cash equivalents	3,305	2,564
Investments in marketable securities (note 2)	631	818
Receivables	96	76
Inventories	9,936	9,155
	13,968	12,613
Property, plant and equipment	8,688	9,450
Closure fund	3,305	3,267
	25,961	**25,330**
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,332	1,394
Due to related parties	403	653
Accrued closure costs - current portion	1,950	1,950
	3,685	3,997
Loan payable to a related party	1,849	1,849
Accrued closure costs	1,833	1,755
	7,367	7,601
Shareholders' Equity		
Share capital	56,163	56,142
Deficit	(37,569)	(38,413)
	18,594	17,729
	25,961	**25,330**

On Behalf of the Board:
"Catherine McLeod-Seltzer" Director
"David K. Fagin" Director

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.

Consolidated Statements of Income and Deficit
(Prepared by management)
in thousands of US dollars
(unaudited)

	Three months ended July 31, 2002	Three months ended July 31, 2001
Revenues		
Sales	3,226	4,440
Cost of sales		
Operating costs	2,409	4,110
Depreciation, depletion and amortization	921	750
	3,330	4,860
Operating loss	(104)	(420)
Expenses		
Exploration	592	192
Foreign exchange	12	12
General and administrative	302	299
Interest expense	21	4
Interest and other income	(237)	(65)
	690	442
Net (loss) before other items	(794)	(862)
Gain on sale of marketable securities (note 4a)	1,007	–
Gain on sale of mineral property (note 4b)	900	–
Write-down of marketable securities (note 2)	(269)	–
Income (loss) before income taxes	844	(862)
Provision for income taxes (note 6)	–	–
Net income (loss) for the period	**844**	**(862)**
Deficit - beginning of period	(38,413)	(34,817)
Deficit - end of period	(37,569)	(35,679)
Per share:		
Net income (loss) per share - basic	0.01	(0.03)
- fully diluted	0.01	(0.03)
Weighted average shares o/s during period:	78,428,459	31,123,974

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.

Consolidated Statements of Cash Flow
(Prepared by management)
in thousands of US dollars
(unaudited)

	Three months ended July 31, 2002	Three months ended July 31, 2001
Net Income (loss) for the period	844	(862)
Adjustments to reconcile net income (loss) to cash flow provided by (used for) operating activities:		
Depletion, depreciation and amortization	876	750
Accrued closure costs	45	-
Foreign exchange loss	12	12
Interest earned on closure fund	(38)	(38)
Gain on sale of marketable securities (note 4a)	(1,007)	-
Gain on sale of mineral properties (note 4b)	(900)	-
Write-down of marketable securities (note 2)	276	-
	108	(138)
Changes in non cash working capital	(1,157)	(428)
Cash flow provided by (used for) operating activities	**(1,049)**	**(566)**
Investing Activities		
Purchases of property, plant and equipment	(36)	(53)
Reclamation closure fund contributions	-	(156)
Sale of marketable securities proceeds	1,817	-
Cash flow provided by (used for) investing activities	**1,781**	**(209)**
Financing activities		
Issuance of share capital	21	-
Cash flow provided by (used for) financing activities	**21**	**-**
Foreign exchange	**(12)**	**(12)**
Net increase (decrease) in cash and cash equivalents	741	(787)
Cash and cash equivalents, beginning of period	2,564	2,993
Cash and cash equivalents, end of period	**3,305**	**2,206**

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.

Notes to the Interim Consolidated Financial Statements
at July 31, 2002
Tables stated in thousands of US Dollars

1. **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements (the "financial statements") have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company's audited consolidated financial statements for the fiscal period ended April 30, 2002.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company's annual report for the year ended April 30, 2002 (the "annual report").

The financial statements account for the April 11, 2002 amalgamation of Dayton Mining Corporation (Dayton) and Pacific Rim Mining Corp. on a basis consistent with that described in the Company's annual report. Accordingly, the quarterly consolidated income and cash flow statements for the three months ended July 31, 2002 reflect amalgamated results with results for the comparative three month period ended July 31, 2001 being solely Dayton results.

2. **Investments in Marketable Securities**

		July 31, 2002	April 30, 2002
Carrying value	$	631	818
Market Value		631	890

The investment in marketable securities represents 142,970 shares of Silver Standard Resources Inc. tendered as final payment under the agreement with Silver Standard for the sale of the Diablillos mineral property. These shares when tendered by Silver Standard on July 2, 2002 had an imputed value of $900,000 based on a 20 day weighted average share price prior to the tender date. This amount has been recorded as other income. The shares have a four month hold period expiring October 29, 2002 At July 31,2002 the carrying value of these shares was adjusted downwards by $269,000 to reflect the current market value of the shares.

3. **Share Capital**

a) Common Shares

	Number	Amount
Balance – April 30, 2002	78,408,794	$56,142
Common shares issued for cash	78,866	21
Balance – July 31, 2002	78,487,660	$56,163

b) Stock Options

At July 31, 2002, the Company had 5,278,014 stock options outstanding at a weighted average exercise price of $0.77Cdn, expiring at various dates from April 10, 2003 to July 4, 2006.

4. **Other items**

During the period, the Company sold Silver Standard Resources Inc. shares received as part payment from the sale of the Diablillos mineral property to Silver Standard. These shares were sold for a gain over carrying value of $1,007,000.

5. **Related Party Transactions**

During the period, $90,000 (2001 - $108,000) of wages and benefits (including directors' fees in 2001) was paid to officers of the Company.

6. **Income taxes**

The Company has utilized prior period losses to eliminate taxes that would otherwise be payable on current period income.

7. **Segmented Information**

The Company operates in one business segment, namely; gold mining with its sole producing asset being a 49% joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada.
There has been no material change in segmented assets form those disclosed in the Company's annual report.

		Three months ended	
Assets		July 31, 2002	July 31, 2001
	USA	$ 18,431	19,095
	El Salvador	4,184	4,184
	Canada	3,327	1,878
	Chile	19	17
	Total	$ 25,961	25,174
Revenue, excluding interest and other income			
	El Salvador	$ 3,226	$ 4,440
	USA	-	-
	Canada	-	-
	Chile	-	-
	Total	$ 3,226	$ 4,440
Net Income (loss) for the period			
	USA	$ (223)	$ (420)
	El Salvador	(529)	(192)
	Canada	1,596	(250)
	Chile	-	-
	Total	$ 844	$ (862)

8. **Mineral Property Transactions**

a) La Calera Project – During the period, the Company by a letter of intent, agreed, subject to title verification, to acquire a 100% interest in an El Salvador gold prospect known as the La Calera project. The Company at its option may make option payments and exploration expenditures totaling $300,000 and $375,000 respectively on a scheduled basis all to be completed by May 17, 2006.

b) Cerro Gaspar Project – Subsequent to the period, the Company entered into an agreement to earn a 60% interest in an El Salvador gold prospect known as the Cerro Gaspar project. The Company at its option may earn its interest in this project by making staged exploration expenditures totaling $1.5 million over five years. The Company at its option must expend $100,000 by the first anniversary, an additional $150,000 in each of years 2 and 3, $300,000 in year 4 and $800,000 in year 5.

9. **Management Discussion and Analysis of Financial Condition and Results of Operations**

Management's discussion and analysis of the Company's results reported in these interim financial statements are in the Report to Shareholders dated September 19, 2002.